Eric R. Weinheimer
Assistant Vice-President
and Assistant General Counsel
Law Department



Sun Life Financial Inc.
150 King Street West
Suite 1400
Toronto, Ontario
M5H 1J9
Tel:	(416) 979-4825
Fax:	(416) 979-3209
eric_weinheimer@sunlife.com



September 15, 2005

United States Securities and Exchange Commission
450 Fifth Street West, N.W.
Washington D.C. 20549

Attention:  Mr. Jim B. Rosenberg
	Senior Assistant Chief Accountant

Dear Mr. Rosenberg,

Re:	Sun Life Financial Inc.
	Form 40-F for Fiscal Year Ended December 31, 2004
	File No. 001-15014

	Thank you for the comments in your letter to Sun Life Financial Inc. (the "Company") dated August 14, 2005 as a result of your review of the Form 40-F for the year ended December 31, 2004 (the "Form 40-F") filed by the Company with the Securities and Exchange Commission (the "SEC"). For your convenience, we have included your original comments, in italics, followed by our responses.

SEC Comment on Reconciliation of Operating Earnings

1.	We note your disclosure of "operating earnings," a non-
GAAP measure, which appears to exclude recurring items, such as provisions for MFS regulatory settlements. These charges have occurred in prior periods and absent disclosure elsewhere in your filing may reoccur in future periods. Elimination of these items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate.

Exclusion of these amounts raises significant concern about management's assertions as to the usefulness of these measures for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation
S-K. Please refer to "Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faQs/nongaapfaQ.htm that we issued on June 13, 2003. Please tell us how your disclosure complies with Item 10 of Regulation SK for each non-GAAP financial measure used within your filing.
Sun Life Financial Response

	The Company became a reporting issuer in the United States as a result of filing a prospectus with the SEC in March 2000 pursuant to the Multilateral Jurisdiction Distribution System ("MJDS"). The Company is a foreign private issuer and files its annual periodic report on Form 40-F.

	The Company's Form 40-F for its fiscal year ended
December 31, 2004 includes its annual audited financial statements (the "Annual Financial Statements"), annual management's discussions and analysis (the "MD&A") and renewal annual information form (the "AIF") as Exhibits 1, 2 and 3, respectively.

	The SEC's requirements with respect to the use of non-GAAP financial measures are set out in (i) Regulation G, (ii) Item 10 of Regulation S-K and (iii) SEC Release No. 47226, Conditions for Use of Non-GAAP Financial Measures" (the "Rule").

	The Rule contains the following statements with respect to the use of non-GAAP financial measures by foreign private issuers:

"We are amending Exchange Act Form 20-F to incorporate Item
10 of Regulation S-K. Accordingly, foreign private issuers will be subject to the same requirements as domestic issuers with respect to the use of non-GAAP financial measure in filings with the Commission on Form 20-F.
Consistent with the proposal, filers on Form 40-F under the Multi-jurisdictional Disclosure System are not subject to those requirements."

	The "Frequently Asked Questions Regarding the Use of Non-
GAAP Financial Measures" issued by the SEC includes the following information:

"Question 32:	If a Canadian company includes a non-GAAP
financial measure in an annual report on Form 40-F, does the company need to comply with Regulation G or Item 10(e) of Regulation S-K with respect to that information if the company files a non-MJDS Securities Act registration statement that incorporates by reference the Form 40-F?

Answer 32: No. Information included in a Form 40-F is not subject to Regulation G or Item 10(e) of Regulation S-K."

	We believe, based on these statements, that Item 10 of Regulation S-K does not apply to a Form 40-F filed by a foreign private issuer. In addition, we note the General
Instructions to SEC Form 40-F do not prescribe any disclosure with respect to non-GAAP financial measures.

The disclosure with respect to non-GAAP financial measures in the Company's Form 40-F was prepared in compliance with the requirements of Canadian securities rules and Regulation G.


	The Company's 2004 MD&A uses the following non-GAAP measures: "operating earnings", operating earnings per share" ("operating EPS") and "operating return on equity" ("operating ROE"). We believe that the use of these non-GAAP financial measures complies with the requirements of Regulation G and Canadian disclosure requirements, because the Company's 2004 MD&A identified these financial measures as non-GAAP financial measures, disclosed the most directly comparable GAAP financial measures and provided a reconciliation of these financial measures.

	In addition to providing the disclosure prescribed in Regulation G, the Company has provided the following additional disclosure concerning its use of non-GAAP financial measures:

?	The 2004 MD&A describes the provisions for the MFS
regulatory settlements that were excluded in determining the Company's operating earnings, operating
EPS and operating ROE and additional information was provided in the Company's 2004 AIF and Annual Financial
Statements.

?	The 2004 MD&A discloses how management uses these non-
GAAP financial measures and why it believes that they provide useful information to investors.

?	The provisions for the MFS regulatory settlements that
were used in determining these non-GAAP financial measures are not described in the Company's Form 40-F as being "non-recurring".

	We believe that the provisions for the MFS regulatory settlements that were announced on February 5 and March 31, 2004 are not recurring items with respect to each other, as they relate to different fact situations and investigations and we do not expect that additional provisions will be required for those regulatory settlements.

	As indicated above, we believe that Item 10 of Regulation
S-K does not apply to the Company and that the Company's use of non-GAAP financial measures complies with the requirements of Regulation G and Canadian disclosure requirements.

SEC Comment on Contractual Obligations

2.	We note that you have not included all estimated payments
associated with your actuarial liabilities and other policy liabilities in the contractual obligations table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significance of these future legal obligations, we believe that inclusion of all reserves in the contractual obligations table will allow investors to more fully evaluate your liquidity and capital resources. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items is inconsistent with the objective of the Item
303(a)(5) of Regulation S-K. Please revise your contractual obligations table to include all expected payments associated with your insurance liabilities or explain to us how your disclosure complies with Item
303(a)(5) of Regulation S-K.
Sun Life Financial Response

	Note 12, "Actuarial Liabilities and Other Policy Liabilities" ("Note 12") in the Company's 2004 Annual Financial Statements provides detailed and comprehensive disclosure of the Company's actuarial liabilities and other policy liabilities (the "Policy Liabilities"), including tabular disclosure of the liabilities under certain fixed annuities issued by the Company through its Canadian, U.S. and U.K. operations. The Company believes that providing tabular disclosure of the Policy Liabilities for the periods set out in Item 303(a)(5) of Regulation S-K would not provide additional useful information to investors for the following reasons:

?	The Company believes that the comprehensive disclosure
concerning its Policy Liabilities in Note 12 provides more useful disclosure for investors than the tabular periodic disclosure prescribed by Item 303(a)(5) of Regulation S-K.

?	A significant portion of the Company's Policy
Liabilities under life insurance policies will be payable after 5 years, because of the long-term nature of life insurance policies.

?	The Company's Policy Liabilities for life insurance
policies are estimates and are based on various actuarial assumptions (including assumptions about death, accident or sickness, investment, inflation) that make disclosure in the contractual obligations table inappropriate..

	However, based on the comment in your letter dated August 14, 2005, the Company will provide appropriate disclosure of its Policy Liabilities for the periods set out in Item 303(a)(5) of Regulation S-K in the table of contractual liabilities in the annual MD&A included in the Company's future Form 40-F filings, beginning with its fiscal year ending December 31, 2005.

*************

	It is our objective to provide meaningful, accurate disclosure in all of our continuous disclosure documents and we thank you for your comments on the disclosure in the Company's Form 40-F. As requested in your letter, we acknowledge the following:

?	that the Company is responsible for the adequacy and
accuracy of the disclosure in the documents filed by the Company with the SEC;

?	that comments from the SEC's staff or changes to the
Company's disclosure in response to those comments do not foreclose the SEC from taking any action with respect to the document filed with the SEC; and

?	that the Company may not assert comments by the SEC
staff as a defense in any proceedings initiated by the SEC or any person under Federal Securities Laws of the United States.

	If you have any questions or comments with respect to our responses in this letter, please contact the writer at (416)
979-4825.

	Copies of this letter and your letter dated August 14, 2005 are being provided to the Chair of the Company's Audit and Conduct Review Committee and to our external auditors, Deloitte & Touche LLP.



Yours very truly,



Eric Weinheimer
Assistant Vice-President, Law
ERW:dj

cc:	Donald A. Stewart, Chief Executive Officer
		Paul W. Derksen, Executive Vice-President & Chief
Financial Officer
		Thomas A. Bogart. Executive Vice President & Chief Legal
Officer
		Nigel I. Hodges, Vice President & Controller





7

Sun Life Financial Inc.
is a member of the Sun Life Financial group of companies.

www.sunlife.com



Sun Life  Financial Inc.
is a member of the Sun Life Financial group of companies.

www.sunlife.com


FooterCopy

www.sunlife.com